UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 27, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

ExamWorks Group, Inc.

File No. 333-168831 - CF#25622

ExamWorks Group, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on August 13, 2010, as amended on September 17, 2010.

Based on representations by ExamWorks Group, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1.1	through December 18, 2012
Exhibit 10.1.2	through December 18, 2012
Exhibit 10.1.3	through December 18, 2012
Exhibit 10.1.4	through December 18, 2012
Exhibit 10.1.5	through December 18, 2012
Exhibit 10.1.6	through December 18, 2012
Exhibit 10.1.14	through December 18, 2012
Exhibit 10.1.16	through December 18, 2012
Exhibit 10.1.18	through December 18, 2012
Exhibit 10.8	through February 18, 2013
Exhibit 10.9	through February 18, 2013
Exhibit 10.17	through July 14, 2011
Exhibit 10.18	through July 14, 2011

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela Howell
Special Counsel